Exhibit 99.1

ASX ANNOUNCEMENT

Radiopharm Receives $4.5M R&D Tax Incentive

Sydney, Australia – 16 July 2025 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, is pleased to announce it has received its research and development (R&D) tax refund for the 2024 financial year, totalling A$4,485,434, including A$94,559 interest.

The refund is received as part of the Australian Government’s R&D tax incentive, which provides companies engaging in appropriate and eligible activities with a refundable tax offset of up to 43.5%.

The refund received by Radiopharm will provide important funding for continued development of its portfolio of radiopharmaceutical products for diagnostic and therapeutic applications.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari

CEO & Managing Director

P: +1 862 309 0293

E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright

NWR Communications

P: +61 451 896 420

E: matt@nwrcommunications.com.au

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/

X – https://x.com/TeamRadiopharm

LinkedIn – https://www.linkedin.com/company/radiopharm-theranostics/

InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889